

Mail Stop 4561

December 4, 2009

Tie Ming Li, President
Vita Spirits Corp.
Post Office 020 - Lu Yuan District
Chang Chun, Ji Lin
Chang Chun, China 130062

> **Re: Vita Spirits Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 25, 2009**
> **File No. 333-136981**

Dear Mr. Li:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed your Information Statement on Form PREM 14C; however, this is not the correct submission type for transactions not pertaining to a merger or acquisition. Please consult the Commission's Index to Forms to determine the proper submission type for your future filings. The Index to Forms can be found on our website at: http://sec.gov/info/edgar/forms/edgform.pdf.

2.   Please revise your filing to relocate the statement required by Item 2 of Schedule 14C to the first page.

Notice of Action Taken Without a Shareholder Meeting

3.   We note that you have filed this information statement in connection with the
        approval by your shareholders of an amendment to your Articles to effect a name
        change and increase your authorized common stock. As it appears shareholder
        approval is also required to effect your proposed forward-split, please revise the
        first paragraph under "Notice of Action Taken Without a Shareholder Meeting" to
        indicate that you have filed this information statement in connection with the
        approval by your shareholders of an amendment to your Articles to effect (i) a
        name change, (ii) an increase your authorized common stock and (iii) a forward-
        split.

Forward Split of Common Stock

4.   Please disclose, in tabular format, the number of shares of common stock
        currently authorized, issued and outstanding, reserved for issuance and authorized
        but unissued as well as the number of shares in those same categories after
        completion of the forward-split.

Amendment to Our Articles of Incorporation Re: Increase of Authorized Common Stock

5.   Please revise your disclosure to clarify that the information provided with respect
        to the proposal to increase the number of authorized shares to 500,000,000 is
        provided on a post-split basis or advise.

6.   Please disclose whether you presently have any plans, proposals or arrangements
        to issue any of the newly available authorized shares of common stock for any
        purpose, including future acquisitions and/or financings. If so, please disclose by
        including materially complete descriptions of any acquisitions, financings or other
        transactions. If not, please state that you have no such plans, proposals, or
        arrangements, written or otherwise, at this time to issue any of the newly
        available authorized shares of common stock.

7.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover
        effects of the increase in your authorized shares. Please also discuss other anti-
        takeover mechanisms that may be present in your governing documents or
        otherwise and whether there are any plans or proposals to adopt other provisions
        or enter into other arrangements that may have material anti-takeover
        consequences. Inform holders that management might use the additional shares
        to resist or frustrate a third-party transaction, favored by a majority of the
        independent stockholders, which would provide an above-market premium.

8.   We note your statement that "the Amendment to [y]our Articles of Incorporation [is also] to authorize the Preferred Stock…." It is unclear from your filing whether the corporate actions to be taken as disclosed in the Information Statement include the authorization of preferred stock. Please revise to clarify.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Tie Ming Li
Vita Spirits Corp.
December 4, 2009
Page 4

       Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

                    Sincerely,

                    Maryse Mills-Apenteng
                    Special Counsel

cc: Via facsimile: (949) 660-9010
        Thomas E. Stepp, Jr.
        Stepp Law Corporation